UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-158816-04

Comcast Cable Communications Holdings, Inc.
(Exact name of registrant as specified in its charter)

c/o Comcast Cable Communications, LLC One Comcast Center Philadelphia, Pennsylvania 19103-2838 (215) 286-1700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.375% Notes due 2013
9.455% Notes due 2022
Guarantees of the following securities issued by Comcast Cable Communications, LLC:
6.75% Senior Notes due 2011
7.125% Senior Notes due 2013
8.875% Senior Notes due 2017
8.5% Senior Notes due 2027
Guarantees of the following securities issued by Comcast MO Group, Inc.:
7.9% Notes due 2027
7.95% Notes due 2097
Guarantees of the following securities issued by Comcast Cable Holdings, LLC:
9.8% Notes due 2012
10.125% Notes due 2022
9.875% Notes due 2022
7.875% Notes due 2013
8.75% Notes due 2015
7.875% Notes due 2026
7.125% Notes due 2028
Guarantees of the following securities issued by Comcast Corporation:
5.85% Notes due 2010
5.45% Notes due 2010
5.5% Notes due 2011
5.3% Notes due 2014
5.5% Notes due 2015
5.85% Notes due 2015
5.9% Notes due 2016
4.95% Notes due 2016
6.5% Notes due 2017
6.3% Notes due 2017
5.875% Notes due 2018
5.7% Notes due 2018
5.7% Notes due 2019
7.05% Notes due 2033
5.65% Notes due 2035
6.5% Notes due 2035
6.45% Notes due 2037
6.95% Notes due 2037
6.4% Notes due 2038
6.55% Notes due 2039
7.0% Notes due 2055
7.0% Notes due 2055
6.625% Notes due 2056

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:	None

EXPLANATORY NOTE

Effective August 31, 2009, the registrant, Comcast Cable Communications Holdings, Inc. (the “Registrant”), was merged with and into Comcast Cable Communications, LLC (the “Company”) (the “Merger”). Both the Registrant and the Company were, and the Company continues to be, wholly owned by Comcast Corporation. On the same date, the Company, the Cable Guarantors (as defined therein) and The Bank of New York Mellon, as trustee (the “Trustee”), executed the First Supplemental Indenture (the “First Supplemental Indenture”) supplementing the Indenture, dated as of November 14, 2002, by and among the Registrant, certain of the Cable Guarantors and the Trustee (as supplemented, the “Indenture”). Pursuant to the First Supplemental Indenture, the Company assumed the Registrant’s obligations with respect to the Indenture and the 8.375% Notes due 2013 and the 9.455% Notes due 2022 issued under the Indenture.

Furthermore, except for the 6.75% Senior Notes due 2011, 7.125% Senior Notes due 2013, 8.875% Senior Notes due 2017 and 8.5% Senior Notes due 2027 (collectively, the “Company Notes”), which are issued by the Company, both the Company and the Registrant fully and unconditionally guaranteed, on an unsecured and unsubordinated basis, the notes identified above.  The Company will continue to fully and unconditionally guarantee these notes.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company, successor by merger to the Registrant, has caused this certification / notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 2, 2009	By:	/s/ Arthur R. Block
Name: Arthur R. Block
Title: Senior Vice President